January 28, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 5553

Washington DC 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:                             McEwen Mining Inc.

Form 10-K for the Year Ended December 31, 2012, Filed March 11, 2013

Form 10-Q for the Quarter Ended September 30, 2013, Filed November 7, 2013

Correspondence submitted December 27, 2013

File No. 001-33190

Dear Ms. Jenkins:

We refer to your correspondence dated January 15, 2014, addressed to Robert McEwen, CEO of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”).  The comments relate to an earlier letter addressed to McEwen Mining, dated December 13, 2013, to which we have replied on December 27, 2013.

This letter contains responses to the comments contained in your January 15, 2014 letter. Where appropriate, we have included specific language proposed to be included in the relevant report in response to the comments, which we would like you to review in advance of filing a formal amendment.  In other instances, we are providing information supplementally in response to the comments.

Accordingly, the Company’s responses are as follows:

Form 10-K for the Year Ended December 31, 2012

Products, page 5

1.              The proposed disclosure in Schedule “A” has been revised to include clarification between tonnes mined and tonnes processed, as suggested in the comment letter.

As El Gallo 1 is primarily a gold mine with insignificant silver content, we do not track the silver grade of ore mined on a quarterly basis. The silver content of ore processed for the year 2013 averaged only 1.14 grams per tonne and silver sales represented only 1.2% of total sales for El Gallo 1. Given the immaterial silver content of El Gallo 1 and the fact that we do not use this metric for internal purposes, we propose to continue to exclude this measure from our quarterly disclosures.

Please be advised that El Gallo 1 does not have an SEC Industry Guide 7 compliant reserve estimate. As a result, we have not disclosed a metallurgical recovery rate. Based on internal studies, recovery rates are estimated to range between 70% and 80%, requiring approximately 120 days of leach time. However, a significant portion of the minerals are recovered within the first 20 to 30 days. At the end of 2012, we estimated the cumulative, life-of-mine recovery rate to be approximately 60%. Due to long process cycles, actual recoveries are difficult to measure and may fluctuate significantly on a quarter to quarter basis based on the timing, grade and quantity of new mineralized material placed on the leach pad.

We agree with the staff’s suggestion that ‘cumulative recovery to date’ might be a useful disclosure. It would be possible for us to provide an estimated cumulative recovery rate to date which would alleviate significant quarterly fluctuations. As noted previously, this would be based on management estimates given we have no Guide 7 reserve estimate for this mine.  Schedule ‘A’ includes suggested disclosure of the cumulative metallurgical recovery to date.

No Proven or Probable Reserves, page 30

2.              As per your comment, we will remove all inferred resources from any tabulation and reported mineralized material in our filing. Please confirm the revised disclosure of mineralized material in Schedule “B” is acceptable.

Form 10-Q for the Quarter Ended September 30, 2013

Note 6 — Investment in Minera Santa Cruz S.A. (“MSC”) — San Jose Mine, page 12

3.              The following analysis illustrates the quantitative impact of the error pertaining to the equity pick-up on McEwen Mining’s investment in Minera Santa Cruz S.A. (“MSC”). We have also expanded on our qualitative assessment which we initially laid out in our correspondence dated December 27, 2013.

Determination of quantitative materiality threshold

As noted in our correspondence dated December 27, 2013, we determined the quantitative threshold for materiality based on total assets. We consider total assets to be the most appropriate baseline for materiality given the volatility of our operating results which are subject to significant commodity price fluctuations, and that we believe that for mining companies with significant development and exploration projects, users tend to focus on the assets of the company as indicators of growth potential and future earnings, rather than the results of operations.

Based on this assumption, the materiality threshold for the full fiscal year 2012 was approximately $5.8 million. For the full fiscal year 2013, the threshold was calculated to be approximately $5.6 million (using total assets as at March 31, 2013 to estimate materiality for the full year 2013). Note that using total assets per the latest financial statements available (September 30, 2013), estimated materiality for the full year 2013 would decrease to $4.9 million. However, this has no impact on the outcome of the quantitative analyses laid out below.

	As at
Internal Materiality Calculation	December 31, 2012	March 31, 2013
	(amounts in thousands)

Total assets	$1,150,937	$1,124,963
Materiality threshold as a % of total assets	0.50%	0.50%
Materiality threshold in $ based on total assets	$5,755	$5,625

Quantification of error on financial statements in fourth quarter of 2012 and first quarter of 2013

We performed the following quantitative analysis to evaluate the impact of the misstatement on the financial statements for the fourth fiscal quarter of 2012 and the first fiscal quarter of 2013. Based on this analysis, we concluded that the error was not material for the fourth quarter of 2012 and for first fiscal quarter of 2013. While the error represents a significant percentage of consolidated net loss for the fourth quarter of 2012 (7.2%) and of the first quarter of 2013 (17.3%), it is still below the materiality threshold using total assets as a baseline, which, as noted above, we consider to be the most appropriate benchmark for our company. It had a nominal $0.01/share impact on our quarterly EPS and further, the error does not result in a change in trend for either quarter.

Quantitative Analysis - Fourth Quarter of 2012 and First Quarter of 2013	Three months ended December 31, 2012	Three months ended March 31, 2013
	(amounts in thousands)

Total assets, as reported	$1,150,937	$1,124,963
Error - (overstatement) / understatement	(1,900)	N/A - error corrected
Total assets, if corrected (1)	$1,149,037	$1,124,963
Error as a percentage of total assets	0.17%	N/A - error corrected
Exceeds quantitative materiality threshold	No	No

Net loss, as reported	$(26,285)	$(10,982)
Error - (overstatement) / understatement	(1,900)	1,900
Net loss, if corrected (1)	(28,185)	(9,082)
Error as % of full year net loss	7.23%	17.30%
Exceeds quantitative materiality threshold	Yes	Yes
Correction of error results in a change in trend	No	No

Net loss per share - basic and diluted	$(0.10)	$(0.04)
Error - (overstatement) / understatement	(0.01)	0.01
Net loss per share - basic and diluted, if corrected (1)	(0.11)	(0.03)
Correction of error results in a change in trend	No	No

(1)         This would have been the balance had the error been corrected in the fourth quarter of 2012.

ASC 250-10-45-27 provides in pertinent part as follows:

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Taking into consideration ASC 250-10-45-27, we concluded that although disclosure of the error was required for the March 31, 2013 interim period, it did not require restatement of financial statements for the year ended December 31, 2012.

Impact of misstatement on fiscal years 2012 and 2013

As noted in ASC 250-10-45-27 (excerpt shown above), determination of materiality for the purposes of the correction of an error is to be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. As such, we have performed the same analyses for fiscal years 2012 and 2013.

For 2012, the error was below the materiality threshold for 2012 and does not result in a change in trend. As a result, we concluded that restatement of the financial statements for the year ended December 31, 2012 was not required.

For 2013, determination of materiality will be evaluated using financial information for the year ended December 31, 2013. As information for the year ended December 31, 2013 is not yet available, for illustrative purposes, we have used total assets and net loss for the nine months ended September 30, 2013 as estimates for full year results. Based on this analysis, the error is expected to be below the materiality threshold for 2013 and does not result in a change in trend. We do not anticipate that the outcome of this analysis will be significantly different using December 31, 2013 figures, once available.

Quantitative Analysis - Fiscal Years 2012 and 2013	Year ended December 31, 2012	Nine months ended September 30, 2013 (1)
	(amounts in thousands)

Total assets, as reported	$1,150,937	$97,351
Error - (overstatement) / understatement	$(1,900)	N/A - error corrected
Total assets, if corrected (2)	$1,149,037	$97,351
Error as a percentage of total assets	0.17%	N/A - error corrected
Exceeds quantitative materiality threshold	No	No

Net loss, as reported	$(66,954)	$(136,396)
Error - (overstatement) / understatement	$(1,900)	$1,900
Net loss, if corrected (2)	$(68,854)	$(134,496)
Error as % of net loss	2.84%	1.39%
Exceeds quantitative materiality threshold	No	No
Correction of error results in a change in trend	No	No

Net loss per share - basic and diluted	$(0.26)	$(0.46)
Error - (overstatement) / understatement	$(0.01)	$0.01
Net loss per share - basic and diluted, if corrected (2)	$(0.27)	$(0.45)
Correction of error results in a change in trend	No	No

(1)         To estimate the impact of the error on the full fiscal year 2013, we used total assets as at September 30, 2013 and net loss for the nine months ended September 30, 2013 as financial statements for the year ended December 31, 2013 are not yet available.

(2)         This would have been the balance had the error been corrected in the fourth quarter of 2012.

Consideration of Staff Accounting Bulletin Topic 1.N. — Question 1

The analyses performed above consider both the rollover and the iron curtain approach, as discussed in SAB Topic 1.N — Question 1. Given the error was identified in Q4 2012 and corrected in Q1 2013 there is no build up in the error. As a result, the balance sheet as at March 31, 2013 did not require restatement, while net income on the investment in MSC for the quarter ended March 31, 2013 is understated as a result of the correction of the error which relates to a prior period.

Consideration of Staff Accounting Bulletins No. 99 and 108

In addition to the quantitative analyses above, we have considered the materiality of the error from a qualitative perspective based on guidance provided in Staff Accounting Bulletins No. 99 and 108, as noted in our correspondence dated December 27, 2013. For ease of reference, we have reiterated below the qualitative factors noted in our previous correspondence, as well as expanded on other points.

Although the misstatement in net income relates to a segment which represents a significant portion of our operations, we note that the misstatement:

•                  Is a non-cash item and relates to the equity pick-up on the Company’s investment in MSC;

•                  Does not change the income on investment in MSC to a loss;

•                  Does not change the consolidated net loss into income;

•                  Does not change trends in the Company’s financial results;

•                  Does not affect future profitability or projects;

•                  Does not hide a failure to meet analysts’ expectations;

•                  Does not affect our compliance with regulatory compliance obligations, debt covenants, or other contractual requirements;

•                  Does not have the effect of increasing management’s compensation;

•                  Does not involve concealment of an unlawful transaction.

Comment No. 9 from correspondence dated December 13, 2013

Note 8 Investments in Minera Santa Cruz S.A. (“MSC”) — San José Mine, page 86

We refer back to your correspondence dated December 13, 2013 and our reply thereto, dated December 27, 2013, regarding Comment no. 9 on Note 8 Investments in Minera Santa Cruz S.A. (“MSC”). As noted in our correspondence dated December 27, 2013, we concur that stand-alone financial statements for our significant investee MSC should be filed in accordance with Rule 3-09 of Regulation S-X. Given the time required for MSC to prepare a full set of financial statements, including notes thereto, and for independent auditors to complete their review and issue an audit opinion on said financial statements, we respectfully request that the staff allows the Company up to June 30, 2014 to file the MSC financial statements for the year ended December 31, 2012.

With respect to the financial statements for the year ended December 31, 2013, our understanding is that the Company has up to June 30, 2014 (six months after MSC’s fiscal year-end) to file 2013 financial statements, in accordance with Item 210.3-09 (b) of Regulation S-X. MSC has a December 31 year-end (therefore, within 90 days before the date of our Form 10-K filing) and qualifies as a Foreign Business, as defined in Regulation S-X.

Item 210.3-09 (b) provides in pertinent part as follows:

For purposes of a filing on Form 10-K (§ 249.310 of this chapter), if the fiscal year of any 50 percent or less owned person ends within 90 days before the date of the filing, or if the fiscal year ends after the date of the filing, the required financial statements may be filed as an amendment to the report within 90 days, or within six months if the 50 percent or less owned person is a foreign business, after the end of such subsidiary’s or person’s fiscal year.

Further, assuming that a timeline of June 30, 2014 would be acceptable for the financial statements for the year ended December 31, 2012, we propose to file both the 2012 and 2013 financial statements for MSC as one amendment to the Form 10-K for the year ended December 31, 2013.

Finally, as MSC is majority-owned and controlled by an entity reporting under International Financial Reporting Standards as issued by the International Accounting Standards Board, financial statements for MSC prepared in accordance with IFRS may be more readily available than if prepared under US GAAP. There is therefore a possibility that we may wish to file MSC financial statements under IFRS rather than US GAAP. We request the staff to confirm whether this reporting framework would be acceptable.

We would appreciate confirmation from the staff regarding these requests.

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate.  Upon receipt of such confirmation, the Company will prepare and file an amendment to its annual report promptly.

We look forward to hearing from you.

Sincerely,

MCEWEN MINING INC.

Nils F. Engelstad
Vice President & General Counsel

cc:	Mr. Perry Ing, Chief Financial Officer — McEwen Mining Inc.
Mr. Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.
Mr. Mark Irwin, Audit Partner, KPMG LLP

Schedule “A”

[Excerpt from page 43 of Form 10-K for the year ended December 31, 2012]

Development and Exploration Activities

El Gallo Complex, Mexico

In September 2012, we had our first gold pour at El Gallo Phase 1 upon completion of the Phase 1 construction, which had a total cost of $13.5 million. Total production for 2012 was 6,863 oz of gold and 4,492 oz of silver during the start up period. A total of 356,000 tonnes were mined and 248,000 tonnes were processed between September and December 2012. Tonnes mined represent tonnes of ore extracted, while tonnes processed represent tonnes of ore crushed and placed on the leach pads. The difference between tonnes mined and processed remained in stock pile inventory. Due to long process cycles, actual recoveries are difficult to measure and may fluctuate significantly based on the timing, quantity and metallurgical attributes of new mineralized material placed on the leach pads, amongst other variables. The cumulative metallurgical recovery rate for gold production from September 2012 to December 31, 2012 is approximately 60%.

El Gallo Phase 1 achieved commercial production on January 1, 2013. In 2013, production for Phase 1 is forecasted to be approximately 27,500 oz of gold.

The following table sets out production and sales totals for El Gallo Phase 1 for the year 2012. As production for operational purposes was only achieved on January 1, 2013, certain measures such as total cash costs and all-in sustaining costs (on a gold equivalent basis) are not computed.

Total 2012
El Gallo Phase 1:
Tonnes mined (thousands)	356
Average gold grade mined (gpt):	1.2
Tonnes processed (thousands)	248
Average gold grade processed (gpt):	1.2
Gold ounces (thousands):
Produced	6.6
Sold	3.0
Silver ounces (thousands):
Produced	4.5
Sold	0.2
Net sales (‘000)	5,966

Schedule “B”

El Gallo mineral discussion, modified to exclude inferred resources:

[Excerpt from page 30 of Form 10-K for the year ended December 31, 2012]

In September 2012, a feasibility study (“FS”) for the El Gallo Complex Phase 2 project was completed by various consultants including M3 Engineering & Technology Corporation, Independent Mining Consultants, Pincock, Allen & Holt, and SRK Consulting (USA) Inc. The FS included a new NI 43-101 compliant resource estimate of 24 million tonnes of mineralized material (only the El Gallo and Palmarito deposits) with a weighted average grade of 0.1 gpt gold and 68.9 gpt silver, including measured and indicated resources only. Based on the FS, and including inferred as well as measured and indicated resources, it is estimated that Phase 2 could produce approximately 5.0 million ounces of silver and 6,000 ounces of gold or 105,000 ounces of gold equivalent per year for 6 years at an overall life of mine operating cost of $28.74 per tonne of ore processed, including refining charges, royalties and a by-product credit for gold. Assuming a life-of-mine average gold price of $1,415 per ounce and $25 per ounce of silver, the Net Present Value at a 5% discount rate is $190.0 million. Initial capital expenditures for the project are estimated at $180 million. The full FS technical report is available on SEDAR at www.sedar.com and on our website at http://www.mcewenmining.com/files/doc_downloads/egtechreport.pdf.

Los Azules mineral discussion modified to exclude inferred resources:

[Excerpt from page 34 of Form 10-K for the year ended December 31, 2012]

In August 2012, Samuel Engineering Inc. issued a 43-101 Technical Report, which showed an estimated 323 million tonnes of mineralized material with a weighted average grade of 0.65 percent copper (including measured and indicated resources only). In February 2013 we announced an updated estimate prepared by SIM Geological Inc., which showed an estimated 310 million tonnes of mineralized material with a weighted average grade of 0.65 percent copper (again, including only measured and indicated resources). The February 2013 estimate incorporated the results of the drilling accomplished from October through December 2012.